UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carbo Ceramics Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

140781105 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140781105

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):

New Amsterdam Partners, LLC 13-3858008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

165
6. Shared Voting Power

0
7. Sole Dispositive Power

165
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0%
12.	Type of Reporting Person (See Instructions)

IA

Item 1.	(a)	Name of Issuer

Carbo Ceramics Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6565 MacArthur Boulevard, Suite 1050, Irving, TX 75039

Item 2.	(a)	Name of Person Filing

New Amsterdam Partners, LLC

	(b)	Address of Principal Business Office or, if none, Residence

475 Park Avenue South (20th Floor), New York, NY 10016

	(c)	Citizenship

Delaware

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

140781105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

165 shares

(b) Percent of class:

0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

165

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

165

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock reported on in this statement are owned by investment advisory clients of New Amsterdam Partners, LLC, and such clients have the right to receive dividends from and proceeds from the sale of such shares. To the knowledge of New Amsterdam Partners, LLC, none of the individual interests of these clients relates to more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

NEW AMSTERDAM PARTNERS, LLC

By:	/s/ Michelle Clayman
Name/Title: Michelle Clayman, Managing Partner